UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On April 30, 2019, Auris Medical Holding Ltd. (the “Company”) announced that it will effect a 1-for-20 reverse share split of its common shares. The Company anticipates that the reverse share split will be effective upon commencement of trading on the Nasdaq Capital Market on May 1, 2019.

The reverse share split was previously approved by the Company’s Board of Directors in accordance with Bermuda law. The reverse share split will consolidate every 20 common shares into one common share, par value CHF 0.40 per share. As a result of the reverse share split, the number of common shares outstanding will be reduced from 38,095,859, to approximately 1,904,792 common shares, subject to rounding down of all fractional shares to the nearest whole share and the payment to shareholders of cash in lieu of such fractional shares. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of common shares not evenly divisible by the 1-for-20 ratio will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing price of our common shares on the business day immediately preceding the effective date of the reverse share split as reported on the Nasdaq Capital Market by (ii) the number of common shares held by the shareholder that would otherwise have been exchanged for the fractional share interest. No interest will be paid on any cash amount representing fractional shares between the effective date of the reverse share split and the date of payment. In respect to the underlying common shares associated with any derivative securities, such as warrants and options, the conversion and exercise prices and number of common shares issuable generally will be adjusted in accordance with the 1:20 ratio. The number of authorized common shares will be reduced to 10,000,000 common shares, par value CHF 0.40 per share. The number of authorized preference shares of the Company will remain at 20,000,000 shares, and the par value thereof will remain CHF 0.02 per share. No preference shares of the Company are currently issued and outstanding.

The Company’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), will also act as exchange agent for the reverse share split. The Company understands from AST that all shareholders on AST’s records are book entry holders. As such, book entry shareholders will not need to take any action in the reverse share split process. After the reverse share split takes effect, shareholders that currently hold common shares in book entry form will receive updated statements of holding reflecting their holdings referencing the reverse share split.

The Company intends to treat shareholders holding common shares in “street name” (that is, held through a bank, broker or other nominee) in the same manner as shareholders of record whose common shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common shares in “street name;” however, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split.

The Company’s common shares will begin trading on a split-adjusted basis when the market opens on May 1, 2019. The Company’s common shares will continue to trade on the Nasdaq Capital Market under the symbol “EARS” and under a new CUSIP number, G07025201.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-223855) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: April 30, 2019

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